May 5, 2025

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Eric McPhee, 202-551-3693
Shannon Menjivar, 202-551-3856
Catherine De Lorenzo, 202-551-3772
Pam Long, 202-551-3765

Re:	NMP Acquisition Corp.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Filed April 9, 2025
CIK No. 0002054876

Ladies and Gentlemen:

NMP Acquisition Corp. (the “Company,” “we,” “us,” or “our”) confirms receipt of the letter dated April 22, 2025, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comments as set forth below. Concurrently with the submission of this response letter, the Company is filing a Registration Statement on Form S-1 (the “Registration Statement”). The Staff’s comment is set forth below in bold, followed by the Company’s response:

Amendment No. 1 to Draft Registration Statement on Form S-1

Sponsor Information, page 3

1.	Please revise the tables beginning on pages 3 and 98 to disclose that officers and directors may receive finder’s fees, advisory fees, consulting fees or success fees, consistent with disclosure on your cover page, and to disclose that the sponsor may transfer founder shares to your three director nominees for their board service, and the number of shares, consistent with your disclosure on the cover page and on page 130. Please also add the expiration date of the lock-up agreement with Maxim in the tabular disclosure of restrictions on transfers of SPAC securities.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 3, 4, 6, 99, 100 and 102 of the Registration Statement to address the Staff’s comment and to reflect that the director nominees will instead receive an indirect interest in an aggregate amount of 150,000 founder shares through membership interests in the sponsor at or prior to the consummation of the offering.

2.	As requested in prior comment 5, please reconcile disclosures regarding the founder share lockup. In the tables beginning on pages 5 and 100, you state that the founder share lockup ends 6 months after the de-SPAC, or if the share closing price exceeds $12 for any 20 out of 30 trading day period beginning 150 days after de-SPAC, which is also 6 months after the de-SPAC regardless of the share price. We note that you also state on page 18 (formerly page 13) and in several other places throughout your prospectus that if the share price is at least $12 per share for any 20 out of 30 trading days after the de-SPAC, then 50% of the founder shares will be released from lock-up. Meanwhile, disclosure on page 36 states that the founder shares will not be transferable until one year after completion of your initial business combination. Please revise these and any other disclosures throughout the prospectus that discuss the founder share lockup to clearly disclose its duration and the terms of the release of shares therefrom, including whether the duration is shortened and by what amount of time if there is a $12 or other minimum share price, and whether there are circumstances in which only 50% or some other percentage of founder shares will be released from the lockup.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure throughout the Registration Statement to reflect that the lock-up for the founder shares will expire on the earlier of (i) six months after the date of the consummation of an initial business combination; and (ii) such time that the closing price of the ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period commencing any time 75 days after the completion of the Company’s initial business combination.

Risk Factors

Risks Relating to our Search for, Consummation of, or Inability to Consummate, a Business Combination and Post-Business Combination Risks

If we seek shareholder approval of our initial business combination, our sponsor, officers and directors have agreed to vote…, page 41

3.	We acknowledge your response to prior comment 14. We also note your disclosure here and on page 39 that your sponsor, officers and directors have agreed to vote any founder shares and private placement shares held by them, as well as any public shares purchased during or after this offering, in favor of our initial business combination. Please revise to reconcile these disclosures with your disclosure that such purchases would be structured in compliance with Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure in pages 17, 29, 42, 114, 137, 146 and 147 of the Registration Statement to reflect that public shares purchased in compliance with Rule 14e-5 under the Exchange Act would not be voted in favor of approving the business combination transaction.

We may not be able to complete an initial business combination…, page 44

4.	We note your revisions made in response to prior comment 13 that the sponsor does not have any member who is a non-U.S. person. Please further revise to clarify whether any of the sponsor’s members have substantial ties with a non-U.S. person, as requested in the comment.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 45 of the Registration Statement to address the Staff’s comment.

Underwriting, page 70

5.	We note your response to prior comment 18. Please revise to include the private placement units and representative shares in your underwriter’s compensation table. Please Refer to Item 508(e) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 172 of the Registration Statement to address the Staff’s comment.

***

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Blake Baron at (917) 546-7709.

Sincerely,

/s/ Melanie Figueroa
By:	Melanie Figueroa
Title:	Chief Executive Officer

cc: Gabriel Miranda, Esq.

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